For Immediate Release

Nordion Reports First Quarter Fiscal 2014 Financial Results

•	Revenue of $70.8 million in Q1 2014, increased 32% from Q1 2013

•	GAAP earnings per share (EPS) of $0.57 in Q1 2014 versus $nil in Q1 2013. Non-GAAP adjusted EPS of $0.59 in Q1 2014, up from non-GAAP adjusted EPS of $0.05 in Q1 2013

•	The US-Canadian dollar currency exchange fluctuations had a positive non-cash after-tax impact of $0.31 per share on Q1 2014 earnings

•	Signed customer contracts for the supply of strontium-82, molybdenum-99, and cobalt

Nordion reports in U.S. dollars unless otherwise specified

OTTAWA, CANADA – March 7, 2014 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today reported results for the first quarter of fiscal 2014. The Company generated $70.8 million in revenue for the first quarter of fiscal 2014, an increase of $17.2 million, or 32%, from revenue of $53.7 million for the same period in fiscal 2013.

Nordion had GAAP net income of $35.3 million in the first quarter of fiscal 2014, compared with a GAAP net loss of $0.3 million in the first of quarter fiscal 2013. Excluding the specified items shown on the attached non-GAAP reconciliation table, adjusted net income for the first quarter increased to $36.5 million from adjusted net income of $2.9 million during the same period in the previous fiscal year. GAAP EPS of $0.57 were recorded in the first quarter of fiscal 2014 versus $nil in the same period last fiscal year. Excluding the specified items shown on the attached non-GAAP reconciliation table, first quarter adjusted non-GAAP EPS increased to $0.59 compared with $0.05 non-GAAP EPS in the first quarter of fiscal 2013. The U.S.-Canadian dollar currency exchange fluctuations had a positive non-cash after-tax impact of $0.31 per share on first quarter fiscal 2014 EPS.

“Nordion continued to execute on its business objectives during the first quarter, generating increased revenue and earnings over last year,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “We continue to maintain our focus on completing our strategic review.”

Consolidated Financial Results
GAAP
	Three months ended January 31
(thousands of U.S. dollars, except when noted)	2014	2013	% Change
Revenues	$70,820	$53,664	32%

Gross margin	53%	52%	1%

Net income (loss)	$35,267	$(269)	n.m.

Diluted earnings per share	$0.57	$-	100%

Cash and cash equivalents	$319,497	$87,514	265%

Weighted average number of Common shares outstanding – diluted (thousands of shares)	62,056	61,909	-
n.m – not meaningful

Non-GAAP1	Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2014	2013	% Change
Adjusted net income	$36,542	$2,878	1170%

Adjusted diluted earnings per share	$0.59	$0.05	1080%
1 See Non-GAAP reconciliation table at the end of this news release

Strategic Review Update
During January 2013, Nordion initiated a review of strategic alternatives with a view to enhancing shareholder value. In Q3 2013, Nordion announced in May and completed in July the sale of the Targeted Therapies business to BTG plc (BTG), reaching the conclusion of the first phase of the strategic review. During Q4 2013 and to date in fiscal 2014, Nordion continued to advance the second phase of the review.

Completing the strategic review continues to be a priority for Nordion in fiscal 2014. Certain decisions, including the use of the Company’s current cash, are expected to be made as part of or once the outcome of the strategic review has been finalized.  While Nordion cannot provide the current status of, or address the timeline and potential results of the strategic review, the Company is working diligently with the objective of reaching a successful outcome.

Customer Contracts
In January 2014, Nordion signed a new two-year contract with Bracco Diagnostics to supply strontium-82 (Sr-82). In February 2014, Nordion signed a three-year customer contract to supply cobalt and a new one-year customer contract to supply molybdenum-99 (Mo-99), supporting the Company’s annual revenue outlook for Medical Isotopes and Sterilization Technologies. These contracts include minimum purchase commitments, and the forecast revenues are reflected in Nordion’s fiscal 2014 financial outlook.

First Quarter Fiscal 2014 Segment Results
Sterilization Technologies
Sterilization Technologies revenue for the first quarter of fiscal 2014 of $19.2 million increased by $2.7 million or 17% compared with the first quarter of fiscal 2013. Revenue from Cobalt of $19.0 million in the first quarter of fiscal 2014 increased by $3.6 million or 24% from the same period last year due to increased shipments of Cobalt-60 (Co-60), including sealed sources, and a shift in customer mix to customers that pay a higher price for Co-60. These increases were partially offset by unfavorable foreign exchange as a result of the weakening Canadian dollar compared to the U.S. dollar.

Sterilization-Other revenue of $0.2 million decreased by $0.9 million or 85% in the first quarter of fiscal 2014, compared with the first quarter of fiscal 2013 primarily due to a decrease in production irradiator refurbishments.

Medical Isotopes
Medical Isotopes revenue in the first quarter of fiscal 2014 of $51.7 million, increased by $26.5 million or 105%, compared with the first quarter of fiscal 2013. Reactor isotopes revenue of $40.4 million in the first quarter of fiscal 2014 increased by $20.0 million or 98% from the same period last year primarily due to additional orders of Mo-99 received as a result of supply interruptions affecting some of Nordion’s competitors. The primary reactor in Europe that supplies certain of the Company’s competitors was shutdown in October 2013 and returned to service in February 2014. In addition, a competitor in South Africa that supplies Mo-99 returned to service in January 2014 after its supply interruption that started in November 2013. Additional orders resulting from these shutdowns had a positive impact on Reactor isotopes revenue of approximately $26 million in the first quarter of fiscal 2014.

As a result of the additional orders received due to competitor supply disruptions, Nordion expects fiscal 2014 revenue for Reactor isotopes to increase by approximately 40% from the previous fiscal year, which is at the top end of the 30 to 40% range initially forecasted for fiscal 2014.

Cyclotron isotopes revenue of $6.5 million increased by $3.6 million, or 128%, in the first quarter of fiscal 2014, compared with the same period of the prior year primarily due to an increase of Sr-82 sales, which Nordion resumed selling in April 2013.

Contract Manufacturing revenue of $4.8 million increased by $2.8 million, or 146%, in the first quarter of fiscal 2014, compared with the same period of the prior year mainly due to the contract manufacturing of TheraSphere® for BTG subsequent to the sale of the Targeted Therapies business in July 2013. Nordion discontinued the sale of Bexxar® for GSK in February 2014, subsequent to the Company’s first fiscal quarter.

For fiscal 2014, Nordion expects Contract Manufacturing revenue to be approximately $20 million, as a result of $13 million in expected revenue for the manufacture of TheraSphere, and $7 million in expected revenue for the contract manufacture of Bexxar and the close out of the Bexxar manufacturing agreement. The Company’s forecast for TheraSphere decreased from $14 million to $13 million due to the negative impact of the weakening Canadian dollar.

Corporate and Other
Corporate and Other segment earnings was $13.2 million in the first quarter of fiscal 2014, up $16.0 million compared with a segment loss of $2.8 million in the first quarter of fiscal 2013. The increase primarily represents foreign exchange gains during the first quarter of fiscal 2014 resulting from a revaluation of Nordion’s cash and cash equivalents in U.S. dollars held in a Canadian dollar functional currency entity. This foreign exchange gain was partially offset by an increase in general and administrative costs associated with central functions previously allocated to the divested Targeted Therapies business, and higher stock-based compensation expense primarily reflecting the increase in the Company’s stock price.

Foreign exchange impact
Nordion recorded foreign exchange gains of $20.9 million resulting from a revaluation of our cash and cash equivalents in U.S. dollars held in the Company’s Canadian dollar functional currency entity. At the end of the first quarter of fiscal 2014, Nordion held over $300 million of cash and cash equivalents in U.S. dollars, including approximately $200 million in U.S. dollar cash proceeds from the sale of the Targeted Therapies business. Nordion recorded a non-cash gain of approximately $19 million related to this U.S. cash and cash equivalent balance as a result of the U.S. dollar strengthening approximately 7% compared to the Canadian dollar during the quarter. The remainder of the foreign exchange gain was a result of other net U.S. dollar denominated assets and liabilities, which primarily relates to U.S. dollar accounts receivable. The offset to these non-cash revaluation gains is reflected as foreign currency translation loss in accumulated other comprehensive income as part of shareholders’ equity. Therefore, these foreign exchange gains do not affect Nordion’s reported cash and cash equivalents balance or the Company's total shareholders’ equity.

AGM Update
The 2014 AGM is scheduled to take place on Tuesday, April 29, 2014. The shareholder record date for the AGM is Wednesday, March 26, 2014.

A full copy of Nordion’s first quarter fiscal 2014 Management’s Discussion and Analysis and the financial statements and notes can be downloaded at www.nordion.com/investors.

Conference Call
Nordion will hold a conference call on Friday, March 7, 2014 at 10:00 am ET to discuss its first quarter fiscal 2014 results. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at http://www.nordion.com/webcasts. To participate, please dial 1-866-223-7781 (toll-free North America) or 1-416-340-2216 (International).

About Nordion Inc.
Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

Non-GAAP Information
To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the company uses non-GAAP financial measures such as adjusted net income and adjusted earnings per share. Non-GAAP financial measures exclude certain items, such as restructuring charges, strategic review costs, internal investigation costs, AECL arbitration and legal fees, pension settlement loss, loss on Celerion note receivable, change in fair value of embedded derivatives, and tax effects on adjusted items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the company's core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP. Therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of our current strategic review and decisions to be made thereafter;; the Company’s AGM; the strategic review and objectives; the Company’s forecasts and outlook, including with respect to revenue for Sterilization Technologies, Reactor isotopes, and Contract Manufacturing (including TheraSphere and Bexxar); and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic, regulatory and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2013 Annual Information Form (AIF) and our success in anticipating and managing those risks. Our 2013 AIF and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x 1022
tamra.benjamin@nordion.com

Segment Financial Results (with reconciliation to net income (loss))
	Three months ended January 31
(thousands of U.S. dollars)	2014	2013	% Change
Revenues
Sterilization Technologies	$19,153	$16,430	17%
Medical Isotopes	51,667	25,196	105%
Targeted Therapies	-	12,038	(100%)
Consolidated segment revenues	$70,820	$53,664	32%

Segment earnings (loss)
Sterilization Technologies	$7,074	$3,516	101%
Medical Isotopes	25,058	6,939	261%
Targeted Therapies	-	1,430	(100%)
Corporate and Other	13,160	(2,817)	567%
Total segment earnings	$45,292	$9,068	399%

Depreciation and amortization	2,292	3,280	(30%)
Restructuring charges, net	43	11	291%
Strategic review costs	831	-	100%
Internal investigation costs	530	4,124	(87%)
AECL arbitration and legal costs	-	502	(100%)
Pension settlement loss	-	7,003	(100%)
Loss on Celerion note receivable	-	218	(100%)
Change in fair value of embedded derivatives	302	(287)	(205%)
Consolidated operating income (loss)	$41,294	$(5,783)	814%

Net interest income	511	528	(3%)
Income tax (expense) recovery	(6,538)	4,986	(231%)
Net income (loss)	$35,267	$(269)	n.m.
n.m. non-meaningful

Non-GAAP Reconciliation
Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2014	2013	% Change
Net income (loss)	$35,267	$(269)	n.m.
Adjusted for specified items:
Strategic review costs	831	-	100%
Internal investigation costs	530	4,124	(87%)
Change in fair value of embedded derivatives	302	(287)	(205%)
Restructuring charges, net	43	11	291%
Pension settlement loss	-	7,003	(100%)
AECL arbitration and legal fees	-	502	(100%)
Loss on Celerion note receivable	-	218	(100%)
Tax effect on specified items listed above	(431)	(2,908)	(85%)
Change in reserve for uncertain tax positions	-	(8,385)	(100%)
Provision to previously filed tax returns	-	(937)	(100%)
Valuation allowance on deferred tax assets	-	3,806	(100%)
Adjusted net income	$36,542	$2,878	1170%

Diluted earnings per share	$0.57	$-	100%
Adjusted diluted earnings per share	$0.59	$0.05	1080%
Weighted average number of Common shares outstanding – diluted (thousands of shares)	62,056	61,909	-
n.m. non-meaningful

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	January 31	October 31
(thousands of U.S. dollars, except share amounts)	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$319,497	$323,099
Accounts receivable	32,662	29,456
Notes receivable	3,591	3,836
Inventories	45,921	47,371
Income taxes recoverable	928	834
Current portion of deferred tax assets	642	619
Other current assets	6,193	2,783
Total current assets	409,434	407,998

Restricted cash	37,795	40,824
Property, plant and equipment, net	44,486	47,146
Deferred tax assets	58,097	62,873
Long-term investments	1,450	1,450
Other long-term assets	59,970	56,760
Total assets	$611,232	$617,051
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$21,175	$25,458
Accrued liabilities	38,803	41,408
Income taxes payable	8,764	9,756
Current portion of long-term debt	3,750	3,948
Current portion of deferred revenue	1,382	1,720
Total current liabilities	73,874	82,290

Long-term debt	34,898	36,493
Deferred revenue	641	842
Long-term income taxes payable	2,058	2,067
Other long-term liabilities	35,635	35,783
Total liabilities	147,106	157,475

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,909,301	252,168	252,168
Additional paid-in capital	86,331	86,147
Accumulated retained earnings (deficit)	6,945	(28,322)
Accumulated other comprehensive income	118,682	149,583
Total shareholders’ equity	464,126	459,576
Total liabilities and shareholders’ equity	$611,232	$617,051

Please refer to the complete set of Consolidated Financial Statements for Q1 2014

CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]		Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2014	2013
Revenues	$70,820	$53,664
Costs and expenses
Direct cost of revenues	33,370	25,859
Selling, general and administration	14,437	21,233
Depreciation and amortization	2,292	3,280
Restructuring charges, net	43	11
Change in fair value of embedded derivatives	302	(287)
Other (income) expenses, net	(20,918)	9,351
Total costs and expenses	29,526	59,447
Operating income (loss)	41,294	(5,783)
Interest expense	(781)	(1,323)
Interest and dividend income	1,292	1,851
Income (loss) before income taxes	41,805	(5,255)
Income tax expense (recovery)	6,538	(4,986)
Net income (loss)	$35,267	$(269)

Basic and diluted earnings per share	$0.57	$-

Please refer to the complete set of Consolidated Financial Statements for Q1 2014

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended January 31
(thousands of U.S. dollars)	2014	2013
Operating activities
Net income (loss)	$35,267	$(269)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Items not affecting current cash flows	(11,776)	12,809
Changes in operating assets and liabilities	(20,018)	1,572
Cash provided by operating activities	3,473	14,112
Investing activities
Purchase of property, plant and equipment	(2,321)	(98)
Decrease (increase) in restricted cash	424	(36,159)
Cash used in investing activities	(1,897)	(36,257)
Financing activities
Cash used in financing activities	-	-
Effect of foreign exchange rate changes on cash and cash equivalents	(5,178)	299
Net decrease in cash and cash equivalents during the period	(3,602)	(21,846)
Cash and cash equivalents, beginning of period	323,099	109,360
Cash and cash equivalents, end of period	$319,497	$87,514

Please refer to the complete set of Consolidated Financial Statements for Q1 2014

SOURCE: Nordion